Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”) with respect to the third quarter and first nine months ended September 30, 2010, has been derived from TOTAL’s unaudited interim consolidated financial statements for the third quarter and first nine months ended September 30, 2010.

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the audited financial statements and related notes, for the year ended December 31, 2009, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission on April 1, 2010.

•	Key figures and consolidated accounts of TOTAL*

3Q10	2Q10	3Q09	3Q10 vs 3Q09	in millions of euros except earnings per share and number of shares	9M10	9M09	9M10 vs 9M09

40,180	41,329	33,628	+19%	Sales	119,112	95,099	+25%

				Adjusted net operating income from business segments

2,123	2,203	1,501	+41%	• Upstream	6,297	4,434	+42%

264	483	146	+81%	• Downstream	902	902	—

256	274	161	+59%	• Chemicals	687	200	x3

1.26	1.38	0.86	+47%	Fully-diluted earnings per share (euros)	3.81	2.85	+34%

2,244.9	2,242.5	2,236.8	—	Fully-diluted weighted-average shares (millions)	2,243.3	2,235.9	—

2,827	3,101	1,923	+47%	Net income (Group share)	8,541	6,382	+34%

4,092	3 446	3,256	+26%	Investments**	11,247	9,825	+14%

4,005	3 372	3,169	+26%	Investments including net investments in equity affiliates and non-consolidated companies**	11,021	9,584	+15%

1,074	850	807	+33%	Divestments	2,972	2,137	+39%

4,904	4 942	4,538	+8%	Cash flow from operations	15,106	10,471	+44%

*

Adjusted net operating income is defined as income using replacement cost, adjusted for special items and, through June 30, 2010, excluding TOTAL’s equity share of adjustments related to Sanofi-Aventis. See “Analysis of Business Segment Results” below for further details.

**	Including acquisitions.

•	Third quarter 2010 results

> Sales

In the third quarter 2010, the Brent price averaged 76.9 $/b, an increase of 13% compared to the third quarter 2009 but a decrease of 2% compared to the second quarter 2010. The European refining margin indicator (ERMI) averaged 16.4 $/t for the quarter, an increase of 37% compared to the third quarter 2009, but a decrease of 47% compared to the second quarter 2010.

The euro-dollar exchange rate averaged 1.29 $/€ in the third quarter 2010 compared to 1.43 $/€ in the third quarter 2009 and 1.27 $/€ in the second quarter 2010.

In this environment, sales were €40,180 million in the third quarter 2010, an increase of 19% compared to €33,628 million in the third quarter 2009.

> Net income

Reported net income (Group share) in the third quarter 2010 increased by 47% to €2,827 million from €1,923 in the third quarter 2009, mainly due to increases in hydrocarbon prices and production. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €48 million in the third quarter 2010 and a positive impact of €122 million in the third quarter 2009. Special items had a positive impact on net income (Group share) of €400 million in the third quarter 2010, comprised essentially of gains on the sale of the Group’s interests in the Valhall and Hod fields in Norway and a gain related to the change in accounting treatment (as described below in this paragraph) for the interest in Sanofi-Aventis, partially offset by impairment charges in the Upstream segment. Special items had a positive impact on net income of €2 million in the third quarter 2009. Effective July 1, 2010, the Group no longer accounts for its interest in Sanofi-Aventis as an equity affiliate, but treats such interest as a financial asset available for sale in the line “Other investments” of the balance sheet. In the third quarter 2009, special items included the Group’s equity share of adjustment items related to Sanofi-Aventis that had a negative impact on net income of €70 million.

The Group did not buy back shares in the third quarter 2010.

Fully-diluted earnings per share, based on 2,244.9 million fully-diluted weighted-average shares, was €1.26 in the third quarter 2010 compared to €0.86 in the third quarter 2009, an increase of 47%.

> Investments – divestments1

Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were €3.0 billion in the third quarter 2010 compared to €3.1 billion in the third quarter 2009.

Acquisitions were €1,023 million in the third quarter 2010, including essentially the acquisition of the shares of UTS in Canada.

Asset sales in the third quarter 2010 were €987 million, comprised essentially of the sale of the Valhall and Hod fields.

Net investments2 were €3.0 billion in the third quarter 2010 compared to €2.4 billion in the third quarter 2009.

> Cash flow

Cash flow from operations was €4,904 million in the third quarter 2010 compared to €4,538 million in the third quarter 2009. The 8% increase reflects essentially the increase in net income.

The Group’s net cash flow3 was €1,886 million compared to €2,089 million in the third quarter 2009.

•	Results for the first nine months of 2010

> Sales

Compared to the first nine months of 2009, the average Brent price increased by 35% to 77.1 $/b while the average realized price of gas decreased by 4%. The ERMI increased by 29% to 25.7 $/t.

The euro-dollar exchange rate was 1.31 $/€ compared to 1.37 $/€ on average for the first nine months of 2009.

In this environment, sales in the first nine months of 2010 were €119,112 million, an increase of 25% compared to €95,099 million for the first nine months of 2009.

[1]	Detail shown on page 13 of this exhibit.
[2]

Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[3]	Net cash flow = cash flow from operations + divestments – gross investments.

> Net income

Reported net income (Group share) in the first nine months of 2010 increased by 34% to €8,541 million from €6,382 million in the first nine months of 2009, mainly due to the increase in hydrocarbon prices and production and improved Chemicals segment results. The after-tax inventory effect had a positive impact on net income (Group share) of €465 million in the first nine months of 2010 and a positive impact of €1,237 million in the first nine months of 2009, in each case due to the increase in oil prices. Special items had a positive impact on net income (Group share) of €425 million in the first nine months of 2010 (most of which were registered in the third quarter 2010, as described above) and a negative impact of €306 million in the first nine months of 2009. The Group’s share of adjustment items related to Sanofi-Aventis had a negative impact on net income (Group share) of €81 million in the first nine months of 2010 and a negative impact of €252 million in the first nine months of 2009.

The Group did not buy back shares in the first nine months of 2010.

On September 30, 2010, there were 2,246.9 million fully-diluted shares compared to 2,239.7 million fully-diluted shares on September 30, 2009.

Fully-diluted earnings per share, based on 2,243.3 million weighted-average shares, was €3.81 in the first nine months of 2010, compared to €2.85 in the first nine months of 2009, an increase of 34%.

> Investments – divestments4

Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were €8.5 billion in the first nine months of 2010, compared to €9.0 billion in the first nine months of 2009.

Acquisitions were €2.5 billion in the first nine months of 2010, comprised essentially of assets in the Barnett Shale in the United States, UTS in Canada and an increased stake in the Laggan Tormore blocks in the UK.

Asset sales in the first nine months of 2010 were €2.7 billion, comprised essentially of the sales of Sanofi-Aventis shares, the Valhall and Hod fields in Norway in the Upstream segment and the Mapa Spontex unit in the Chemicals segment.

Net investments5 in the first nine months of 2010 increased by 8% to €8.3 billion from €7.7 billion in the first nine months of 2009.

> Cash flow

Cash flow from operations in the first nine months of 2010 was €15,106 million, an increase of 44% compared to the first nine months of 2009, essentially due to the increase in net income and the more favorable changes in working capital than in 2009.

The Group’s net cash flow6 was €6,831 million in the first nine months of 2010, compared to €2,783 million in the first nine months of 2009.

The net-debt-to-equity ratio was 18.2% on September 30, 2010, compared to 22.7% on June 30, 2010, and 20.8% on September 30, 2009.7

[4]	Detail shown on page 13 of this exhibit.
[5]

Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[6]	Net cash flow = cash flow from operations + divestments – gross investments.
[7]	Detail shown on page 13 of this exhibit.

•	Analysis of business segment results

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Downstream segment and Chemicals segment are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results according to FIFO and the replacement cost.

Until July 1, 2010, the Group also adjusted for its equity share of adjustment items related to Sanofi-Aventis. As of July 1, 2010, Sanofi-Aventis is no longer accounted for as an equity affiliate (but is instead treated as a financial asset available for sale in the line “Other investments” of the balance sheet).

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s consolidated interim financial statements, see pages 24 to 30, 34 and 44-45 of this exhibit.

In addition, the Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates, capitalized interest expenses), and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are only interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and minority interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

Upstream

> Environment – liquids and gas price realizations*

3Q10	2Q10	3Q09	3Q10 vs 3Q09		9M10	9M09	9M10 vs 9M09

76.9	78.2	68.1	+13%	Brent ($/b)	77.1	57.3	+35%

72.8	74.8	65.1	+12%	Average liquids price ($/b)	74.0	53.7	+38%

5.13	4.82	4.89	+5%	Average gas price ($/Mbtu)	5.00	5.20	-4%

54.9	54.8	50.7	+8%	Average hydrocarbons price ($/boe)	55.1	44.5	+24%

*	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.

> Production

3Q10	2Q10	3Q09	3Q10 vs 3Q09	Hydrocarbon production	9M10	9M09	9M10 vs 9M09

2,340	2,359	2,243	+4%	Combined production (kboe/d)	2,375	2,249	+6%

1,325	1,327	1,379	-4%	• Liquids (kb/d)	1,341	1,373	-2%

5,529	5,549	4,726	+17%	• Gas (Mcf/d)	5,635	4,789	+18%

In the third quarter 2010, hydrocarbon production was 2,340 thousand barrels of oil equivalent per day (kboe/d), an increase of 4.3% compared to the third quarter 2009, essentially as a result of:

•	+3.5% for production ramp-ups on new fields, net of the normal decline, and a lower level of turnarounds;

•	+1.5% for lower OPEC reductions and an improvement in gas demand;

•	+1.5% for lower levels of disruptions in Nigeria related to security issues; and

•	-2% for the price effect [8].

In the first nine months of 2010, hydrocarbon production was 2,375 kboe/d, an increase of 5.6% compared to the first nine months of 2009, essentially as a result of:

•	+6.5% for production ramp-ups on new fields, net of the normal decline, and a lower level of turnarounds;

•	+1.5% for lower OPEC reductions and an improvement in gas demand;

•	+1% for lower levels of disruptions in Nigeria related to security issues;

•	-0.5% for changes in the portfolio; and

•	-3% for the price effect.

[8]	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes.

> Results

3Q10	2Q10	3Q09	3Q10 vs 3Q09	in millions of euros	9M10	9M09	9M10 vs 9M09

4,410	4,546	3,318	+33%	Non-Group sales	13,525	11,192	+21%

4,175	4,607	3,236	+29%	Operating income	12,943	8,971	+44%

(15)	—	—	n/a	Adjustments affecting operating income	(15)	—	n/a

4,190	4,607	3,236	+29%	Adjusted operating income*	12,958	8,971	+44%

2,123	2,203	1,501	+41%	Adjusted net operating income*	6,297	4,434	+42%

335	271	190	+76%	• includes income from equity affiliates	941	593	+59%

3,400	2,723	2,512	+35%	Investments	9,266	7,426	+25%

1,035	174	87	x12	Divestments	1,296	321	x4

2,831	4,154	2,854	-1%	Cash flow from operating activities	11,665	7,375	+58%

*	Detail of adjustment items shown in the business segment information on page 34 of this exhibit.

Adjusted net operating income for the Upstream segment in the third quarter 2010 was €2,123 million, an increase of 41% compared to €1,501 million in the third quarter 2009, reflecting mainly the increase in both production and hydrocarbon prices compared to the third quarter 2009. The increased income from equity affiliates in the third quarter 2010 compared to the third quarter 2009 was due essentially to higher revenues from Qatargas and Yemen LNG.

Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a negative impact on Upstream adjusted net operating income of €261 million in the third quarter 2010, consisting essentially of the exclusion of gains on the sale of the Group’s interests in the Valhall and Hod fields partially offset by impairment charges, and a positive impact of €31 million in the third quarter 2009.

The effective tax rate for the Upstream segment was 59% in the third quarter 2010 compared to 58% in the second quarter 2010 and 59% in the third quarter 2009.

In the first nine months of 2010, adjusted net operating income for the Upstream segment was €6,297 million, an increase of 42% compared to €4,434 million in the first nine months of 2009, essentially due to the increase in both production and hydrocarbon prices.

The return on average capital employed (ROACE9) for the Upstream segment for the twelve months ended September 30, 2010 was 21% compared to 19% for the twelve months ended June 30, 2010 and 18% for the full year 2009. The annualized third quarter 2010 ROACE for the Upstream segment was 20%.

[9]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 14 of this exhibit.

Downstream

> Refinery throughput and utilization rates*

3Q10	2Q10	3Q09	3Q10 vs 3Q09		9M10	9M09	9M10 vs 9M09

2,068	2,141	2,142	-3%	Total refinery throughput (kb/d)	2,067	2,184	-5%

773	784	828	-7%	• France	746	882	-15%

1,038	1,110	1,045	-1%	• Rest of Europe	1,066	1,052	+1%

257	247	269	-4%	• Rest of world	255	250	+2%

				Utilization rates

74%	78%	78%		• Based on crude only	75%	79%

80%	83%	82%		• Based on crude and other feedstock	80%	84%

*	Includes share of CEPSA.

In the third quarter 2010, despite a low level of planned turnarounds, refinery throughput decreased by 3% compared to the third quarter 2009 and second quarter 2010. The decrease compared to the third quarter 2009 was due mainly to the shutdown of the Dunkirk refinery, while the decrease compared to the second quarter 2010 came essentially from shutting down a distillation unit at the Lindsey refinery. The Group maintained good operational performance in its other refineries.

In the first nine months of 2010, refinery throughput decreased by 5% compared to the first nine months of 2009, reflecting essentially the shutdown of the Dunkirk refinery and a distillation unit at the Normandy refinery.

> Results

3Q10	2Q10	3Q09	3Q10 vs 3Q09	in millions of euros (except the ERMI refining margin indicator)	9M10	9M09	9M10 vs 9M09

16.4	31.2	12.0	+37%	European refining margin indicator - ERMI ($/t)	25.7	19.9	+29%

31,307	32,190	26,409	+19%	Non-Group sales	92,305	73,095	+26%

166	804	231	-28%	Operating income	1,491	2,198	-32%

(71)	255	148	n/a	Adjustments affecting operating income	514	1,183	-57%

237	549	83	x3	Adjusted operating income*	977	1,015	-4%

264	483	146	+81%	Adjusted net operating income*	902	902	-

60	44	75	-20%	• includes income from equity affiliates	118	136	-13%

568	562	607	-6%	Investments	1,586	1,927	-18%

28	11	23	+22%	Divestments	66	85	-22%

900	1,042	944	-5%	Cash flow from operating activities	2,396	2,564	-7%

*	Detail of adjustment items shown in the business segment information on page 34 of this exhibit.

The European refinery margin indicator averaged 16.4 $/t in the third quarter 2010, an increase of 37% compared to the third quarter 2009. In the first nine months of 2010, the ERMI was 25.7 $/t, an increase of 29% compared to the first nine months of 2009.

Adjusted net operating income from the Downstream segment was €264 million in the third quarter 2010, an increase of 81% compared to €146 million in the third quarter 2009, reflecting in particular the increase in refining margins – which, however, remain at a very low level – and the good performance of marketing.

Adjusted net operating income for the Downstream segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact on Downstream adjusted net operating income of €24 million in the third quarter 2010 and a negative impact of €81 million in the third quarter 2009. The exclusion of special items had no impact on Downstream adjusted net operating income in the third quarter 2010 and a positive impact of €1 million in the third quarter 2009.

In the first nine months of 2010, adjusted net operating income from the Downstream segment was stable compared to the first nine months of 2009 at €902 million.

The ROACE for the Downstream segment for the twelve months ended September 30, 2010 was 7% compared to 6% for the twelve months ended June 30, 2010, and 7% for the full year 2009. The annualized third quarter 2010 ROACE for the Downstream segment was 7%.

Chemicals

3Q10	2Q10	3Q09	3Q10 vs 3Q09	in millions of euros	9M10	9M09	9M10 vs 9M09

4,460	4,589	3,892	+15%	Non-Group sales	13,272	10,794	+23%

2,748	2,794	2,326	+18%	• Base chemicals	8,074	6,266	+29%

1,710	1,784	1,566	+9%	• Specialties	5,185	4,528	+15%

268	240	248	+8%	Operating income	768	456	+68%

(33)	(65)	57	n/a	Adjustments affecting operating income	8	273	-97%

301	305	191	+58%	Adjusted operating income*	760	183	x4

256	274	161	+59%	Adjusted net operating income*	687	200	x3

133	149	53	x3	• Base chemicals	326	32	x10

125	124	111	+13%	• Specialties	366	185	+98%

111	144	112	-1%	Investments	349	406	-14%

(10)	328	13	n/a	Divestments	324	27	x12

215	477	300	-28%	Cash flow from operating activities	602	758	-21%

*	Detail of adjustment items shown in the business segment information on page 34 of this exhibit.

In the third quarter 2010, the environment for the Chemicals segment remained globally favorable, despite a decrease in U.S. petrochemical margins.

Sales for the Chemicals segment were €4.5 billion in the third quarter 2010, an increase of 15% compared to the third quarter 2009.

Adjusted net operating income from the Chemicals segment was €256 million in the third quarter 2010, an increase of 59% compared to €161 million in the third quarter 2009. The increase was driven essentially by an improvement in the Petrochemicals business; the Specialty Chemicals division continued to show solid performance.

Adjusted net operating income for the Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact on the Chemicals segment’s adjusted net operating income of €30 million in the third quarter 2010 and a negative impact of €45 million in the third quarter 2009. The exclusion of special items had a negative impact on the Chemicals segment’s adjusted net operating income of €3 million in the third quarter 2010 and a positive impact of €12 million in the third quarter 2009.

In the first nine months of 2010, adjusted net operating income from the Chemicals segment was €687 million compared to €200 million in the first nine months of 2009. The results of the Base Chemicals and Specialty Chemicals divisions increased by factors of ten and two, respectively, thanks to an improvement in the environment and good operational performance.

The ROACE for the Chemicals segment for the twelve months ended September 30, 2010, was 11% compared to 9% for the twelve months ended June 30, 2010, and 4% for the full year 2009. The annualized third quarter 2010 ROACE for the Chemicals segment was 14%.

•	Summary and outlook

Following a decision by the Board of Directors on July 29, 2010, TOTAL will pay the interim 2010 dividend of €1.14/share on November 17, 2010.10 TOTAL’s Board of Directors, led by Chairman and CEO Christophe de Margerie, met on October 28, 2010, and decided that the payment of the 2011 dividend will be made on a quarterly basis, with the first 2011 quarterly interim payment expected to be made in September 2011.

Investments excluding acquisitions11 were $11.1 billion (€8.5 billion) in the first nine months of 2010, in line with the 2010 budget of $18 billion.

The net-debt-to-equity ratio at September 30, 2010 was 18.2% compared to 22.7% at the end of the second quarter 2010. The Group maintains its net-debt-to-equity objective range of 25-30% for year-end 2010.

In addition, within the delegation of authority granted to the Board of Directors by the Shareholders’ Annual Meeting, the Board decided on October 28, 2010, to proceed with a capital increase reserved for employees of up to 12 million shares by the May 2011 Annual Meeting.

At the beginning of the fourth quarter 2010, strikes to protest pension reforms led to a temporary shutdown of the French refineries. The dollar has continued to weaken against the euro, while the price of oil has increased in response to positive economic signs and the approach of winter in the northern hemisphere. Natural gas spot prices have increased in Europe and Asia, but have decreased in the U.S., where the market remains oversupplied as a result of the abundance of shale gas production.

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to

[10]	The ex-dividend date for the 2010 interim dividend is November 12, 2010; for the ADR (NYSE: TOT) the ex-dividend date is November 9, 2010.
[11]	Including net investments in equity affiliates and non-consolidated companies.

disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•

material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;

•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•	changes in the current capital expenditure plans of TOTAL;

•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•	the financial resources of competitors;

•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•	the quality of future opportunities that may be presented to or pursued by TOTAL;

•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•	the ability to obtain governmental or regulatory approvals;

•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•

changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2009.

Operating information by segment

Third quarter and first nine months of 2010

•	Upstream

3Q10	2Q10	3Q09	3Q10 vs 3Q09	Combined liquids and gas production by region (kboe/d)	9M10	9M09	9M10 vs 9M09

521	577	569	-8%	Europe	581	609	-5%

765	752	762	—	Africa	754	739	+2%

534	515	419	+27%	Middle East	522	419	+25%

65	63	31	x2	North America	65	18	x4

179	184	183	-2%	South America	178	187	-5%

253	246	259	-2%	Asia-Pacific	251	254	-1%

23	22	20	+15%	CIS	24	23	+4%

2,340	2,359	2,243	+4%	Total production	2,375	2,249	+6%

455	434	351	+30%	Includes equity and non-consolidated affiliates	435	348	+25%

3Q10	2Q10	3Q09	3Q10 vs 3Q09	Liquids production by region (kb/d)	9M10	9M09	9M10 vs 9M09

251	258	279	-10%	Europe	270	291	-7%

617	611	647	-5%	Africa	616	627	-2%

313	309	300	+4%	Middle East	308	308	—

29	30	27	+7%	North America	30	16	+88%

72	76	79	-9%	South America	73	84	-13%

30	30	33	-9%	Asia-Pacific	31	34	-9%

13	13	14	-7%	CIS	13	13	—

1,325	1,327	1,379	-4%	Total production	1,341	1,373	-2%

304	298	286	+6%	Includes equity and non-consolidated affiliates	295	289	+2%

3Q10	2Q10	3Q09	3Q10 vs 3Q09	Gas production by region (Mcf/d)	9M10	9M09	9M10 vs 9M09

1,464	1,689	1,580	-7%	Europe	1,696	1,733	-2%

758	704	583	+30%	Africa	703	572	+23%

1,207	1,098	657	+84%	Middle East	1,164	614	+90%

203	191	19	x11	North America	194	12	x16

593	594	575	+3%	South America	581	570	+2%

1,249	1,220	1,276	-2%	Asia-Pacific	1,239	1,238	—

55	53	36	+53%	CIS	58	50	+16%

5,529	5,549	4,726	+17%	Total production	5,635	4,789	+18%

820	737	355	x2	Includes equity and non-consolidated affiliates	756	314	x2

3Q10	2Q10	3Q09	3Q10 vs 3Q09	Liquefied natural gas	9M10	9M09	9M10 vs 9M09

3.39	3.04	2.18	+56%	LNG sales* (Mt)	9.32	6.48	+44%

*	Sales, Group share, excluding trading; 1 Mt/y = approx. 133 Mcf/d; 2009 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2009 SEC coefficient.

•	Downstream

3Q10	2Q10	3Q09	3Q10 vs 3Q09	Refined products sales by region (kb/d)*	9M10	9M09	9M10 vs 9M09

1,920	1,881	2,014	-5%	Europe	1,917	2,055	-7%

286	301	278	+3%	Africa	290	276	+5%

102	115	164	-38%	Americas	121	171	-29%

161	163	134	+20%	Rest of world	157	137	+15%

2,469	2,460	2,590	-5%	Total consolidated sales	2,485	2,639	-6%

1,300	1,526	887	+47%	Trading	1,272	993	+28%

3,769	3,986	3,477	+8%	Total refined product sales	3,757	3,632	+3%

*	Includes trading and share of CEPSA.

Investments – Divestments

3Q10	2Q10	3Q09	3Q10 vs 3Q09	in millions of euros	9M10	9M09	9M10 vs 9M09

2,982	3,067	3,111	-4%	Investments excluding acquisitions*	8,476	8,953	-5%

160	221	227	-30%	• Capitalized exploration	580	609	-5%

151	170	187	-19%	• Net investments in equity affiliates and non-consolidated companies	432	435	-1%

1,023	305	58	x18	Acquisitions	2,545	631	x4

4,005	3,372	3,169	+26%	Investments including acquisitions*	11,021	9,584	+15%

987	758	702	+41%	Asset sales	2,710	1,842	+47%

3,018	2,596	2,449	+23%	Net investments**	8,275	7,688	+8%

*	Includes net investments in equity affiliates and non-consolidated companies.
**

Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

Net-debt-to-equity ratio

in millions of euros	9/30/2010	6/30/2010	9/30/2009

Current borrowings	10,201	8,521	6,012

Net current financial assets	(1,351)	(1,225)	(160)

Non-current financial debt	21,566	22,813	19,146

Hedging instruments of non-current debt	(1,760)	(1,812)	(983)

Cash and cash equivalents	(18,247)	(14,832)	(13,775)

Net debt	10,409	13,465	10,240

Shareholders’ equity	57,583	60,955	49,620

Estimated dividend payable*	(1,273)	(2,547)	(1,273)

Minority interests	838	858	959

Equity	57,148	59,266	49,306

Net-debt-to-equity ratio	18.2%	22.7%	20.8%

*	Based on a 2010 dividend equal to the dividend paid in 2009 (€2.28/share), after deducting the interim dividend of €1.14 per share approved by the Board of Directors on July 29, 2010.

Return on average capital employed

•	Twelve months ended September 30, 2010

in millions of euros	Upstream	Downstream	Chemicals

Adjusted net operating income	8,245	953	759

Capital employed at 9/30/2009*	35,514	13,513	6,845

Capital employed at 9/30/2010*	41,629	15,379	7,232

ROACE	21.4%	6.6%	10.8%

*	At replacement cost (excluding after-tax inventory effect).

•	Twelve months ended June 30, 2010

in millions of euros	Upstream	Downstream	Chemicals

Adjusted net operating income	7,623	835	664

Capital employed at 6/30/2009*	35,385	13,939	6,915

Capital employed at 6/30/2010*	43,908	16,010	7,286

ROACE	19.2%	5.6%	9.4%

*	At replacement cost (excluding after-tax inventory effect).

•	For the twelve months ended September 30, 2009

in millions of euros	Upstream	Downstream	Chemicals**

Adjusted net operating income	6,429	1,672	377

Capital employed at 9/30/2008*	30,184	12,649	8,107

Capital employed at 9/30/2009*	35,514	13,513	6,845

ROACE	19.6%	12.8%	5.0%

*	At replacement cost (excluding after-tax inventory effect).
**	Capital employed for Chemicals reduced for the Toulouse-AZF provision of €121 million pre-tax at 9/30/2008.

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/ $	European refining margins ERMI* ($/t) **	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
Third quarter 2010	1.29	16.4	76.9	72.8	5.13
Second quarter 2010	1.27	31.2	78.2	74.8	4.82
First quarter 2010	1.38	29.5	76.4	74.2	5.06
Fourth quarter 2009	1.48	11.7	74.5	70.6	5.07
Third quarter 2009	1.43	12.0	68.1	65.1	4.89
Second quarter 2009	1.36	17.1	59.1	54.8	4.71
First quarter 2009	1.30	30.5	44.5	41.5	5.98

*

European Refining Margin Indicator (ERMI) is an indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

**	1 $/t = 0.136 $/b.
***	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.

Disclaimer: these data are based on TOTAL’s reporting and are not audited. They are subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	3rd quarter 2010	2nd quarter 2010	3rd quarter 2009

Sales	40,180	41,329	33,628
Excise taxes	(4,952)	(5,002)	(4,812)
Revenues from sales	35,228	36,327	28,816

Purchases, net of inventory variation	(23,918)	(23,929)	(18,940)
Other operating expenses	(4,841)	(4,833)	(4,508)
Exploration costs	(160)	(292)	(130)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,805)	(1,757)	(1,599)
Other income	540	114	70
Other expense	(61)	(114)	(95)

Financial interest on debt	(126)	(113)	(108)
Financial income from marketable securities & cash equivalents	40	24	21
Cost of net debt	(86)	(89)	(87)

Other financial income	111	142	67
Other financial expense	(103)	(95)	(90)

Equity in income (loss) of affiliates	401	513	398

Income taxes	(2,426)	(2,819)	(1,927)

Consolidated net income	2,880	3,168	1,975

Group share	2,827	3,101	1,923
Minority interests	53	67	52
Earnings per share (€)	1.27	1.39	0.86

Fully-diluted earnings per share (€)	1.26	1.38	0.86

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	3rd quarter 2010	2nd quarter 2010	3rd quarter 2009

Consolidated net income	2,880	3,168	1,975

Other comprehensive income
Currency translation adjustment	(3,527)	3,149	(1,105)
Available for sale financial assets	4	(49)	11
Cash flow hedge	(38)	(75)	5
Share of other comprehensive income of associates, net amount	(200)	242	(42)
Other	(9)	2	5

Tax effect	13	26	(8)

Total other comprehensive income (net amount)	(3,757)	3,295	(1,134)

Comprehensive income	(877)	6,463	841

- Group share	(865)	6,368	860
- Minority interests	(12)	95	(19)

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	9 months 2010	9 months 2009

Sales	119,112	95,099
Excise taxes	(14,396)	(14,241)
Revenues from sales	104,716	80,858

Purchases, net of inventory variation	(69,548)	(50,468)
Other operating expenses	(14,386)	(13,907)
Exploration costs	(667)	(461)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,261)	(4,755)
Other income	814	191
Other expense	(387)	(398)

Financial interest on debt	(339)	(419)
Financial income from marketable securities & cash equivalents	88	116
Cost of net debt	(251)	(303)

Other financial income	324	466
Other financial expense	(293)	(253)

Equity in income (loss) of affiliates	1,438	1,258

Income taxes	(7,773)	(5,706)

Consolidated net income	8,726	6,522

Group share	8,541	6,382
Minority interests	185	140

Earnings per share (€)	3.82	2.86

Fully-diluted earnings per share (€)	3.81	2.85

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	9 months 2010	9 months 2009

Consolidated net income	8,726	6,522

Other comprehensive income
Currency translation adjustment	1,469	(859)
Available for sale financial assets	(48)	50
Cash flow hedge	(89)	63
Share of other comprehensive income of associates, net amount	275	51
Other	(6)	(6)

Tax effect	31	(31)

Total other comprehensive income (net amount)	1,632	(732)

Comprehensive income	10,358	5,790

- Group share	10,179	5,635
- Minority interests	179	155

CONSOLIDATED BALANCE SHEET

TOTAL

(M€)	September 30, 2010 (unaudited)	June 30, 2010 (unaudited)	December 31, 2009	September 30, 2009 (unaudited)

ASSETS

Non-current assets
Intangible assets, net	9,214	8,767	7,514	5,845
Property, plant and equipment, net	54,341	57,825	51,590	49,292
Equity affiliates : investments and loans	11,322	15,363	13,624	13,685
Other investments	4,825	1,220	1,162	1,187
Hedging instruments of non-current financial debt	1,760	1,812	1,025	983
Other non-current assets	3,210	3,437	3,081	3,179

Total non-current assets	84,672	88,424	77,996	74,171

Current assets
Inventories, net	14,171	15,130	13,867	12,002
Accounts receivable, net	17,435	18,193	15,719	14,198
Other current assets	8,332	8,289	8,198	8,141
Current financial assets	1,686	1,603	311	329
Cash and cash equivalents	18,247	14,832	11,662	13,775

Total current assets	59,871	58,047	49,757	48,445

Total assets	144,543	146,471	127,753	122,616

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,872	5,872	5,871	5,869
Paid-in surplus and retained earnings	58,569	58,274	55,372	53,136
Currency translation adjustment	(3,286)	381	(5,069)	(5,744)
Treasury shares	(3,572)	(3,572)	(3,622)	(3,641)

Total shareholders’ equity - Group Share	57,583	60,955	52,552	49,620

Minority interests	838	858	987	959

Total shareholders’ equity	58,421	61,813	53,539	50,579

Non-current liabilities
Deferred income taxes	9,757	10,328	8,948	8,894
Employee benefits	2,125	2,181	2,040	2,013
Provisions and other non-current liabilities	8,693	9,418	9,381	7,936

Total non-current liabilities	20,575	21,927	20,369	18,843

Non-current financial debt	21,566	22,813	19,437	19,146

Current liabilities
Accounts payable	16,191	17,557	15,383	13,916
Other creditors and accrued liabilities	17,254	13,462	11,908	13,951
Current borrowings	10,201	8,521	6,994	6,012
Other current financial liabilities	335	378	123	169

Total current liabilities	43,981	39,918	34,408	34,048

Total liabilities and shareholders’ equity	144,543	146,471	127,753	122,616

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	3rd quarter 2010	2nd quarter 2010	3rd quarter 2009

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,880	3,168	1,975
Depreciation, depletion and amortization	1,912	1,996	1,673
Non-current liabilities, valuation allowances and deferred taxes	34	239	310
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on sales of assets	(445)	(24)	(50)
Undistributed affiliates’ equity earnings	(154)	79	(232)
(Increase) decrease in working capital	649	(522)	870
Other changes, net	28	6	(8)

Cash flow from operating activities	4,904	4,942	4,538

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,913)	(2,958)	(2,849)
Acquisitions of subsidiaries, net of cash acquired	(856)	—	—
Investments in equity affiliates and other securities	(85)	(244)	(133)
Increase in non-current loans	(238)	(244)	(274)

Total expenditures	(4,092)	(3,446)	(3,256)
Proceeds from disposal of intangible assets and property, plant and equipment	873	89	4
Proceeds from disposal of subsidiaries, net of cash sold	(11)	321	—
Proceeds from disposal of non-current investments	125	348	698
Repayment of non-current loans	87	92	105

Total divestments	1,074	850	807

Cash flow used in investing activities	(3,018)	(2,596)	(2,449)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	3	6	5
- Treasury shares	—	31	1
- Minority shareholders	—	—	—
Dividends paid:
- Parent company shareholders	—	(2,548)	—
- Minority shareholders	(8)	(82)	15
Other transactions with minority shareholders	—	(450)	—
Net issuance (repayment) of non-current debt	1,690	1,979	(617)
Increase (decrease) in current borrowings	383	977	(1,948)
Increase (decrease) in current financial assets and liabilities	(341)	(453)	—
Cash flow used in financing activities	1,727	(540)	(2,544)

Net increase (decrease) in cash and cash equivalents	3,613	1,806	(455)
Effect of exchange rates	(198)	72	(69)
Cash and cash equivalents at the beginning of the period	14,832	12,954	14,299

Cash and cash equivalents at the end of the period	18,247	14,832	13,775

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	9 months 2010	9 months 2009

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	8,726	6,522
Depreciation, depletion and amortization	5,779	5,046
Non-current liabilities, valuation allowances and deferred taxes	328	523
Impact of coverage of pension benefit plans	—	—
(Gains) losses on sales of assets	(617)	(96)
Undistributed affiliates’ equity earnings	(337)	(230)
(Increase) decrease in working capital	1,162	(1,348)
Other changes, net	65	54

Cash flow from operating activities	15,106	10,471

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(9,335)	(8,645)
Acquisitions of subsidiaries, net of cash acquired	(856)	(156)
Investments in equity affiliates and other securities	(398)	(348)
Increase in non-current loans	(658)	(676)

Total expenditures	(11,247)	(9,825)
Proceeds from disposal of intangible assets and property, plant and equipment	996	119
Proceeds from disposal of subsidiaries, net of cash sold	310	—
Proceeds from disposal of non-current investments	1,404	1,723
Repayment of non-current loans	262	295

Total divestments	2,972	2,137

Cash flow used in investing activities	(8,275)	(7,688)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	14	19
- Treasury shares	49	3
- Minority shareholders	—	—
Dividends paid:
- Parent company shareholders	(2,548)	(2,541)
- Minority shareholders	(90)	(130)
Other transactions with minority shareholders	(450)	—
Net issuance (repayment) of non-current debt	3,732	4,237
Increase (decrease) in current borrowings	759	(3,015)
Increase (decrease) in current financial assets and liabilities	(1,291)	—
Cash flow used in financing activities	175	(1,427)

Net increase (decrease) in cash and cash equivalents	7,006	1,356
Effect of exchange rates	(421)	98
Cash and cash equivalents at the beginning of the period	11,662	12,321

Cash and cash equivalents at the end of the period	18,247	13,775

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity Group Share	Minority interests	Total shareholders’ equity
(M€)	Number	Amount			Number	Amount
As of January 1, 2009	2,371,808,074	5,930	52,947	(4,876)	(143,082,095)	(5,009)	48,992	958	49,950

Net income for the first nine months	—	—	6,382	—	—	—	6,382	140	6,522
Other comprehensive Income	—	—	121	(868)	—	—	(747)	15	(732)
Comprehensive Income	—	—	6,503	(868)	—	—	5,635	155	5,790
Dividend	—	—	(5,085)	—	—	—	(5,085)	(130)	(5,215)
Issuance of common shares	757,717	1	18	—	—	—	19	—	19
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(143)	—	2,396,234	146	3	—	3
Share-based payments	—	—	79	—	—	—	79	—	79
Other operations with minority interests	—	—	(23)	—	—	—	(23)	(24)	(47)
Share cancellation	(24,800,000)	(62)	(1,160)	—	24,800,000	1,222	—	—	—
Transactions with shareholders	(24,042,283)	(61)	(6,314)	—	27,196,234	1,368	(5,007)	(154)	(5,161)
As of September 30, 2009	2,347,765,791	5,869	53,136	(5,744)	(115,885,861)	(3,641)	49,620	959	50,579

Net income of the fourth quarter	—	—	2,065	—	—	—	2,065	42	2,107
Other comprehensive Income	—	—	125	675	—	—	800	45	845
Comprehensive Income	—	—	2,190	675	—	—	2,865	87	2,952
Dividend	—	—	(1)	—	—	—	(1)	(59)	(60)
Issuance of common shares	657,093	2	20	—	—	—	22	—	22
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	478,671	19	19	—	19
Share-based payments	—	—	27	—	—	—	27	—	27
Other operations with minority interests	—	—	—	—	—	—	—	—	—
Share cancellation	—	—	—	—	—	—	—	—	—
Transactions with shareholders	657,093	2	46	—	478,671	19	67	(59)	8
As of December 31, 2009	2,348,422,884	5,871	55,372	(5,069)	(115,407,190)	(3,622)	52,552	987	53,539

Net income for the first nine months	—	—	8,541	—	—	—	8,541	185	8,726
Other comprehensive Income	—	—	(155)	1,793	—	—	1,638	(6)	1,632
Comprehensive Income	—	—	8,386	1,793	—	—	10,179	179	10,358
Dividend	—	—	(5,096)	—	—	—	(5,096)	(90)	(5,186)
Issuance of common shares	408,017	1	13	—	—	—	14	—	14
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(1)	—	1,270,478	50	49	—	49
Share-based payments	—	—	97	—	—	—	97	—	97
Other operations with minority interests	—	—	(202)	(10)	—	—	(212)	(238)	(450)
Share cancellation	—	—	—	—	—	—	—	—	—
Transactions with shareholders	408,017	1	(5,189)	(10)	1,270,478	50	(5,148)	(328)	(5,476)
As of September 30, 2010	2,348,830,901	5,872	58,569	(3,286)	(114,136,712)	(3,572)	57,583	838	58,421

(1)	Treasury shares related to the stock option purchase plans and restricted stock grants

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,410	31,307	4,460	3	—	40,180
Intersegment sales	5,660	1,149	243	44	(7,096)	—
Excise taxes	—	(4,952)	—	—	—	(4,952)

Revenues from sales	10,070	27,504	4,703	47	(7,096)	35,228
Operating expenses	(4,562)	(27,002)	(4,308)	(143)	7,096	(28,919)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,333)	(336)	(127)	(9)	—	(1,805)

Operating income	4,175	166	268	(105)	—	4,504
Equity in income (loss) of affiliates and other items	595	101	43	149	—	888
Tax on net operating income	(2,386)	(27)	(82)	44	—	(2,451)

Net operating income	2,384	240	229	88	—	2,941
Net cost of net debt						(61)
Minority interests						(53)

Net income						2,827

3rd quarter 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	(71)	(33)	—		(104)
Depreciation, depletion and amortization of tangible assets and mineral interests	(15)	—	—	—		(15)

Operating income (b)	(15)	(71)	(33)	—		(119)
Equity in income (loss) of affiliates and other items (c)	85	25	(6)	139		243
Tax on net operating income	191	22	12	(3)		222

Net operating income (b)	261	(24)	(27)	136		346
Net cost of net debt						—
Minority interests						6

Net income						352

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	(71)	(33)	—
On net operating income	—	(24)	(30)	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	—

3rd quarter 2010 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,410	31,307	4,460	3	—	40,180
Intersegment sales	5,660	1,149	243	44	(7,096)	—
Excise taxes	—	(4,952)	—	—	—	(4,952)

Revenues from sales	10,070	27,504	4,703	47	(7,096)	35,228
Operating expenses	(4,562)	(26,931)	(4,275)	(143)	7,096	(28,815)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,318)	(336)	(127)	(9)	—	(1,790)

Adjusted operating income	4,190	237	301	(105)	—	4,623
Equity in income (loss) of affiliates and other items	510	76	49	10	—	645
Tax on net operating income	(2,577)	(49)	(94)	47	—	(2,673)

Adjusted net operating income	2,123	264	256	(48)	—	2,595
Net cost of net debt						(61)
Minority interests						(59)

Adjusted net income						2,475

3rd quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	3,400	568	111	13		4,092
Total divestments	1,035	28	(10)	21		1,074
Cash flow from operating activities	2,831	900	215	958		4,904

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,546	32,190	4,589	4	—	41,329
Intersegment sales	5,717	1,394	270	45	(7,426)	—
Excise taxes	—	(5,002)	—	—	—	(5,002)

Revenues from sales	10,263	28,582	4,859	49	(7,426)	36,327
Operating expenses	(4,364)	(27,460)	(4,483)	(173)	7,426	(29,054)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,292)	(318)	(136)	(11)	—	(1,757)

Operating income	4,607	804	240	(135)	—	5,516
Equity in income (loss) of affiliates and other items	190	124	78	168	—	560
Tax on net operating income	(2,621)	(250)	(65)	85	—	(2,851)

Net operating income	2,176	678	253	118	—	3,225
Net cost of net debt						(57)
Minority interests						(67)

Net income						3,101

2nd quarter 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	255	(57)	—		198
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(8)	—		(8)

Operating income (b)	—	255	(65)	—		190
Equity in income (loss) of affiliates and other items (c)	(40)	25	18	(7)		(4)
Tax on net operating income	13	(85)	26	—		(46)

Net operating income (b)	(27)	195	(21)	(7)		140
Net cost of net debt						—
Minority interests						—

Net income						140

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	255	(41)	—
On net operating income	—	195	(25)	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(40)

2nd quarter 2010 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,546	32,190	4,589	4	—	41,329
Intersegment sales	5,717	1,394	270	45	(7,426)	—
Excise taxes	—	(5,002)	—	—	—	(5,002)

Revenues from sales	10,263	28,582	4,859	49	(7,426)	36,327
Operating expenses	(4,364)	(27,715)	(4,426)	(173)	7,426	(29,252)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,292)	(318)	(128)	(11)	—	(1,749)

Adjusted operating income	4,607	549	305	(135)	—	5,326
Equity in income (loss) of affiliates and other items	230	99	60	175	—	564
Tax on net operating income	(2,634)	(165)	(91)	85	—	(2,805)

Adjusted net operating income	2,203	483	274	125	—	3,085
Net cost of net debt						(57)
Minority interests						(67)

Adjusted net income						2,961

2nd quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	2,723	562	144	17		3,446
Total divestments	174	11	328	337		850
Cash flow from operating activities	4,154	1,042	477	(731)		4,942

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	3,318	26,409	3,892	9	—	33,628
Intersegment sales	4,149	923	241	36	(5,349)	—
Excise taxes	—	(4,812)	—	—	—	(4,812)

Revenues from sales	7,467	22,520	4,133	45	(5,349)	28,816
Operating expenses	(3,086)	(21,982)	(3,746)	(113)	5,349	(23,578)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,145)	(307)	(139)	(8)	—	(1,599)

Operating income	3,236	231	248	(76)	—	3,639
Equity in income (loss) of affiliates and other items	119	46	19	166	—	350
Tax on net operating income	(1,885)	(51)	(73)	54	—	(1,955)

Net operating income	1,470	226	194	144	—	2,034
Net cost of net debt						(59)
Minority interests						(52)

Net income						1,923

3rd quarter 2009 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	148	60	—		208
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(3)	—		(3)

Operating income (b)	—	148	57	—		205
Equity in income (loss) of affiliates and other items (c)	(31)	(19)	(8)	(22)		(80)
Tax on net operating income	—	(49)	(16)	(1)		(66)

Net operating income (b)	(31)	80	33	(23)		59
Net cost of net debt						—
Minority interests						(5)

Net income						54

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	150	64	—
On net operating income	—	81	45	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(70)

3rd quarter 2009 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	3,318	26,409	3,892	9	—	33,628
Intersegment sales	4,149	923	241	36	(5,349)	—
Excise taxes	—	(4,812)	—	—	—	(4,812)

Revenues from sales	7,467	22,520	4,133	45	(5,349)	28,816
Operating expenses	(3,086)	(22,130)	(3,806)	(113)	5,349	(23,786)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,145)	(307)	(136)	(8)	—	(1,596)

Adjusted operating income	3,236	83	191	(76)	—	3,434
Equity in income (loss) of affiliates and other items	150	65	27	188	—	430
Tax on net operating income	(1,885)	(2)	(57)	55	—	(1,889)

Adjusted net operating income	1,501	146	161	167	—	1,975
Net cost of net debt						(59)
Minority interests						(47)

Adjusted net income						1,869

3rd quarter 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	2,512	607	112	25		3,256
Total divestments	87	23	13	684		807
Cash flow from operating activities	2,854	944	300	440		4,538

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

9 months 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	13,525	92,305	13,272	10	—	119,112
Intersegment sales	16,679	3,624	750	131	(21,184)	—
Excise taxes	—	(14,396)	—	—	—	(14,396)

Revenues from sales	30,204	81,533	14,022	141	(21,184)	104,716
Operating expenses	(13,380)	(79,083)	(12,861)	(461)	21,184	(84,601)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,881)	(959)	(393)	(28)	—	(5,261)

Operating income	12,943	1,491	768	(348)	—	14,854
Equity in income (loss) of affiliates and other items	893	256	166	581	—	1,896
Tax on net operating income	(7,381)	(441)	(220)	186	—	(7,856)

Net operating income	6,455	1,306	714	419	—	8,894
Net cost of net debt						(168)
Minority interests						(185)

Net income						8,541

9 months 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	514	16	—		530
Depreciation, depletion and amortization of tangible assets and mineral interests	(15)	—	(8)	—		(23)

Operating income (b)	(15)	514	8	—		507
Equity in income (loss) of affiliates and other items (c)	(61)	66	16	223		244
Tax on net operating income	234	(176)	3	(5)		56

Net operating income (b)	158	404	27	218		807
Net cost of net debt						—
Minority interests						2

Net income						809

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	564	32	—
On net operating income	—	443	20	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(81)

9 months 2010 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	13,525	92,305	13,272	10	—	119,112
Intersegment sales	16,679	3,624	750	131	(21,184)	—
Excise taxes	—	(14,396)	—	—	—	(14,396)

Revenues from sales	30,204	81,533	14,022	141	(21,184)	104,716
Operating expenses	(13,380)	(79,597)	(12,877)	(461)	21,184	(85,131)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,866)	(959)	(385)	(28)	—	(5,238)

Adjusted operating income	12,958	977	760	(348)	—	14,347
Equity in income (loss) of affiliates and other items	954	190	150	358	—	1,652
Tax on net operating income	(7,615)	(265)	(223)	191	—	(7,912)

Adjusted net operating income	6,297	902	687	201	—	8,087
Net cost of net debt						(168)
Minority interests						(187)

Adjusted net income						7,732

9 months 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	9,266	1,586	349	46		11,247
Total divestments	1,296	66	324	1,286		2,972
Cash flow from operating activities	11,665	2,396	602	443		15,106

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

9 months 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	11,192	73,095	10,794	18	—	95,099
Intersegment sales	11,498	2,569	517	115	(14,699)	—
Excise taxes	—	(14,241)	—	—	—	(14,241)

Revenues from sales	22,690	61,423	11,311	133	(14,699)	80,858
Operating expenses	(10,453)	(58,235)	(10,381)	(466)	14,699	(64,836)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,266)	(990)	(474)	(25)	—	(4,755)

Operating income	8,971	2,198	456	(358)	—	11,267
Equity in income (loss) of affiliates and other items	691	173	(102)	502	—	1,264
Tax on net operating income	(5,298)	(632)	(72)	197	—	(5,805)

Net operating income	4,364	1,739	282	341	—	6,726
Net cost of net debt						(204)
Minority interests						(140)

Net income						6,382

9 months 2009 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	1,245	319	—		1,564
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(62)	(46)	—		(108)

Operating income (b)	—	1,183	273	—		1,456
Equity in income (loss) of affiliates and other items (c)	(70)	44	(146)	(163)		(335)
Tax on net operating income	—	(390)	(45)	(1)		(436)

Net operating income (b)	(70)	837	82	(164)		685
Net cost of net debt						—
Minority interests						(6)

Net income						679

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	1,428	328	—
On net operating income	—	1,026	216	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(252)

9 months 2009 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	11,192	73,095	10,794	18	—	95,099
Intersegment sales	11,498	2,569	517	115	(14,699)	—
Excise taxes	—	(14,241)	—	—	—	(14,241)

Revenues from sales	22,690	61,423	11,311	133	(14,699)	80,858
Operating expenses	(10,453)	(59,480)	(10,700)	(466)	14,699	(66,400)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,266)	(928)	(428)	(25)	—	(4,647)

Adjusted operating income	8,971	1,015	183	(358)	—	9,811
Equity in income (loss) of affiliates and other items	761	129	44	665	—	1,599
Tax on net operating income	(5,298)	(242)	(27)	198	—	(5,369)

Adjusted net operating income	4,434	902	200	505	—	6,041
Net cost of net debt						(204)
Minority interests						(134)

Adjusted net income						5,703

9 months 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	7,426	1,927	406	66		9,825
Total divestments	321	85	27	1,704		2,137
Cash flow from operating activities	7,375	2,564	758	(226)		10,471

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)

TOTAL

(unaudited)

3rd quarter 2010 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	40,180	—	40,180
Excise taxes	(4,952)	—	(4,952)
Revenues from sales	35,228	—	35,228

Purchases net of inventory variation	(23,814)	(104)	(23,918)
Other operating expenses	(4,841)	—	(4,841)
Exploration costs	(160)	—	(160)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,790)	(15)	(1,805)
Other income	223	317	540
Other expense	(41)	(20)	(61)

Financial interest on debt	(126)	—	(126)
Financial income from marketable securities & cash equivalents	40	—	40
Cost of net debt	(86)	—	(86)

Other financial income	111	—	111
Other financial expense	(103)	—	(103)

Equity in income (loss) of affiliates	455	(54)	401

Income taxes	(2,648)	222	(2,426)

Consolidated net income	2,534	346	2,880
Group share	2,475	352	2,827
Minority interests	59	(6)	53

3rd quarter 2009 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	33,628	—	33,628
Excise taxes	(4,812)	—	(4,812)
Revenues from sales	28,816	—	28,816

Purchases net of inventory variation	(19,154)	214	(18,940)
Other operating expenses	(4,502)	(6)	(4,508)
Exploration costs	(130)	—	(130)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,596)	(3)	(1,599)
Other income	22	48	70
Other expense	(54)	(41)	(95)

Financial interest on debt	(108)	—	(108)
Financial income from marketable securities & cash equivalents	21	—	21
Cost of net debt	(87)	—	(87)

Other financial income	67	—	67
Other financial expense	(90)	—	(90)

Equity in income (loss) of affiliates	485	(87)	398

Income taxes	(1,861)	(66)	(1,927)

Consolidated net income	1,916	59	1,975
Group share	1,869	54	1,923
Minority interests	47	5	52

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)

TOTAL

(unaudited)

9 months 2010 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	119,112	—	119,112
Excise taxes	(14,396)	—	(14,396)
Revenues from sales	104,716	—	104,716

Purchases net of inventory variation	(70,144)	596	(69,548)
Other operating expenses	(14,320)	(66)	(14,386)
Exploration costs	(667)	—	(667)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,238)	(23)	(5,261)
Other income	303	511	814
Other expense	(208)	(179)	(387)

Financial interest on debt	(339)	—	(339)
Financial income from marketable securities & cash equivalents	88	—	88
Cost of net debt	(251)	—	(251)

Other financial income	324	—	324
Other financial expense	(293)	—	(293)

Equity in income (loss) of affiliates	1,526	(88)	1,438

Income taxes	(7,829)	56	(7,773)

Consolidated net income	7,919	807	8,726
Group share	7,732	809	8,541
Minority interests	187	(2)	185

9 months 2009 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	95,099	—	95,099
Excise taxes	(14,241)	—	(14,241)
Revenues from sales	80,858	—	80,858

Purchases net of inventory variation	(52,224)	1,756	(50,468)
Other operating expenses	(13,715)	(192)	(13,907)
Exploration costs	(461)	—	(461)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,647)	(108)	(4,755)
Other income	102	89	191
Other expense	(167)	(231)	(398)

Financial interest on debt	(419)	—	(419)
Financial income from marketable securities & cash equivalents	116	—	116
Cost of net debt	(303)	—	(303)

Other financial income	466	—	466
Other financial expense	(253)	—	(253)

Equity in income (loss) of affiliates	1,451	(193)	1,258

Income taxes	(5,270)	(436)	(5,706)

Consolidated net income	5,837	685	6,522
Group share	5,703	679	6,382
Minority interests	134	6	140

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST NINE MONTHS OF 2010

(unaudited)

1)	Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of September 30, 2010 have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. The accounting policies applied for the consolidated financial statements as of September 30, 2010 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2009 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board). The new accounting standards and amendments mandatory for the annual period beginning January 1, 2010 are described in Note 1W to the consolidated financial statements as of December 31, 2009 and have no material effect on the Group’s consolidated financial statements for the first nine months of 2010.

Among these new standards or interpretations effective for annual periods beginning on or after January 1, 2010, the revised versions of IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” should be noted. These revised standards introduce new provisions regarding the accounting for business combinations. Their application is prospective.

In addition, as of January 1, 2010, jointly-controlled entities are consolidated under the equity method, as provided for in the alternative method of IAS 31 “Interests in Joint Ventures”. Until December 31, 2009, these entities were consolidated under the proportionate consolidation method. This change involves two entities and is not material.

The preparation of financial statements in accordance with IFRS requires management to make estimates and apply assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. Management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These estimates and assumptions are described in the Notes to the consolidated financial statements as of December 31, 2009.

Lastly, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

•	give a true and fair view of the Group’s financial position, financial performance and cash flows;

•	reflect the substance of transactions;

•	are neutral;

•	are prepared on a prudent basis;
•	are complete in all material aspects.

Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at amortized cost. Financial assets and liabilities are usually measured at fair value.

2)	Changes in the Group structure, main acquisitions and divestments

During the first nine months of 2010, the main changes in the Group structure, main acquisitions and divestments are the following:

Public tender offer followed by a squeeze out for the shares issued by the company Elf Aquitaine

On March 24, 2010, TOTAL S.A. filed a public tender offer followed by a squeeze out with the French Autorité des Marchés Financiers (AMF) in order to buy the 1,468,725 Elf Aquitaine shares that it did not already hold, representing 0.52% of Elf Aquitaine’s share capital and 0.27% of its voting rights, at a price of €305 per share (including the remaining 2009 dividend). On April 13, 2010, the French Autorité des marchés financiers (AMF) issued its clearance decision for this offer.

The public tender offer was open from April 16 to April 29, 2010 inclusive. The Elf Aquitaine shares targeted by the offer which were not tendered to the offer have been transferred to TOTAL S.A. under the squeeze out upon payment to the shareholders equal to the offer price on the first trading day after the offer closing date, i.e. on April 30, 2010.

On April 30, 2010, TOTAL S.A. announced that, following the squeeze out, it held 100% of Elf Aquitaine shares, with the transaction amounting to €450 million.

In application of revised standard IAS 27 “Consolidated and Separate Financial Statements”, effective for annual periods beginning on or after January 1, 2010, transactions with minority interests are accounted for as equity transactions, i.e. in consolidated shareholder’s equity.

As a consequence, following the squeeze out of the Elf Aquitaine shares by TOTAL S.A., the difference between the consideration paid and the book value of minority interests acquired was recognized directly as a decrease in equity.

Sale of Mapa Spontex

TOTAL closed on April 1, 2010 the sale of its consumer specialty chemicals business, Mapa Spontex, to U.S.-based Jarden Corporation for an enterprise value of €335 million.

Sales of Sanofi-Aventis shares and loss of significant influence over Sanofi-Aventis

During the first nine months of 2010, TOTAL progressively sold 1.72% of Sanofi-Aventis’ share capital, thus reducing its interest to 5.67%.

As from July 1, 2010, given its reduced participation to the Board of Directors and the decrease in the percentage of voting rights, TOTAL considers that it ceases to have a significant influence over Sanofi-Aventis and no longer consolidates this investment under the equity method. The investment in Sanofi-Aventis is accounted for as a financial asset available for sale in the line “Other investments” of the balance sheet at its fair value, i.e. at the stock price.

Net income as of September 30, 2010 includes a €135 million gain relating to this change in the accounting treatment.

Acquisition of UTS Corporation with its 20% interest in the Canadian Fort Hills

Total E&P Canada Ltd., a TOTAL subsidiary, signed in July 2010 an agreement with UTS Energy Corporation (UTS) to acquire UTS Corporation with its main asset, a 20% interest in the Fort Hills mining project in the Athabasca region of the Canadian province of Alberta.

Total E&P Canada completed on September 30, 2010 the acquisition of all UTS shares for a cash amount of 3.08 Canadian dollars (CAD) per share. Taking into account the cash held by UTS and acquired by TOTAL (CAD 365 million), the cost of the acquisition for TOTAL amounts to approximately CAD 1,130 million.

Sale of interests in the Valhall and Hod fields

TOTAL completed in September 2010 an agreement for the sale to BP and Hess of its interests in the Valhall (15.72%) and Hod (25%) fields, in the Norwegian North Sea, for an amount of $991 million.

Acquisition of a 20% interest in GLNG Project in Australia

TOTAL announced in September 2010 the signature of an agreement with Santos and Petronas to acquire a 20% interest in the GLNG project in Australia, for $750 million, Santos and Petronas transferring 15% and 5% respectively to TOTAL.

Upon completion of this transaction, the project will bring together Santos (45%, operator), Petronas (35%) and TOTAL (20%).

3)	Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i)	Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in some instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii)	Inventory valuation effect

The adjusted results of the Downstream and Chemicals segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and the replacement cost.

(iii)

Until June 30, 2010, TOTAL’s equity share of adjustment items reconciling “Business net income” and Net income attributable to equity holders of Sanofi-Aventis (see note 2, paragraph “Sales of Sanofi-Aventis shares and loss of significant influence over Sanofi-Aventis”)

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, and, until June 30, 2010, excluding TOTAL’s equity share of adjustment items related to Sanofi-Aventis.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M€)		Upstream	Downstream	Chemicals	Corporate	Total
3rd quarter 2010	Inventory valuation effect	—	(71)	(33)	—	(104)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(15)	—	—	—	(15)
	Other items	—	—	—	—	—

Total		(15)	(71)	(33)	—	(119)

3rd quarter 2009	Inventory valuation effect	—	150	64	—	214
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	(3)	—	(3)
	Other items	—	(2)	(4)	—	(6)

Total		—	148	57	—	205

9 months 2010	Inventory valuation effect	—	564	32	—	596
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(15)	—	(8)	—	(23)
	Other items	—	(50)	(16)	—	(66)

Total		(15)	514	8	—	507

9 months 2009	Inventory valuation effect	—	1,428	328	—	1,756
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	(62)	(46)	—	(108)
	Other items	—	(183)	(9)	—	(192)

Total		—	1,183	273	—	1,456

ADJUSTMENTS TO NET INCOME GROUP SHARE

(M€)		Upstream	Downstream	Chemicals	Corporate	Total
3rd quarter 2010	Inventory valuation effect	—	(18)	(30)	—	(48)
	TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	—	—
	Restructuring charges	—	—	(1)	—	(1)
	Asset impairment charges	(101)	—	—	—	(101)
	Gains (losses) on disposals of assets	362	—	4	136	502
	Other items	—	—	—	—	—

Total		261	(18)	(27)	136	352

3rd quarter 2009	Inventory valuation effect	—	77	45	—	122
	TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(70)	(70)
	Restructuring charges	—	—	(7)	—	(7)
	Asset impairment charges	—	—	(2)	—	(2)
	Gains (losses) on disposals of assets	—	—	—	46	46
	Other items	(31)	(1)	(3)	—	(35)

Total		(31)	76	33	(24)	54

9 months 2010	Inventory valuation effect	—	445	20	—	465
	TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(81)	(81)
	Restructuring charges	—	—	(11)	—	(11)
	Asset impairment charges	(160)	—	(6)	—	(166)
	Gains (losses) on disposals of assets	362	—	33	299	694
	Other items	(44)	(39)	(9)	—	(92)

Total		158	406	27	218	809

9 months 2009	Inventory valuation effect	—	1,021	216	—	1,237
	TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(252)	(252)
	Restructuring charges	—	(16)	(96)	—	(112)
	Asset impairment charges	—	(41)	(32)	—	(73)
	Gains (losses) on disposals of assets	—	—	—	87	87
	Other items	(70)	(132)	(6)	—	(208)

Total		(70)	832	82	(165)	679

4)	Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of September 30, 2010, TOTAL S.A. held 13,805,444 of its own shares, representing 0.59% of its share capital, detailed as follows:

•	8,810,952 shares allocated to TOTAL restricted shares plans for Group employees; and

•	4,994,492 shares intended to be allocated to new TOTAL share purchase option plans or to new restricted shares plans.

These 13,805,444 shares are deducted from the consolidated shareholders’ equity.

TOTAL shares held by Group subsidiaries

As of September 30, 2010, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.27% of its share capital, detailed as follows:

•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.;

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval).

These 100,331,268 shares are deducted from the consolidated shareholders’ equity.

Dividend

The shareholders’ meeting of May 21, 2010 approved the payment of a cash dividend of €2.28 per share for the fiscal year 2009. Taking into account an interim dividend of €1.14 per share paid on November 18, 2009, the remaining balance of €1.14 per share was paid on June 1, 2010.

The Board of Directors approved the 2010 interim dividend of €1.14 per share at their July 29, 2010 meeting. It will be paid on November 17, 2010.

Other Comprehensive Income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M€)	9 months 2010		9 months 2009

Currency translation adjustment		1,469		(859)
- unrealized gain/(loss) of the period	1,472		(858)
- less gain/(loss) included in net income	3		1

Available for sale financial assets		(48)		50
- unrealized gain/(loss) of the period	1		50
- less gain/(loss) included in net income	49		—

Cash flow hedge		(89)		63
- unrealized gain/(loss) of the period	(170)		301
- less gain/(loss) included in net income	(81)		238

Share of other comprehensive income of equity affiliates, net amount		275		51

Other		(6)		(6)
- unrealized gain/(loss) of the period	(6)		(6)
- less gain/(loss) included in net income	—		—

Tax effect		31		(31)

Total other comprehensive income, net amount		1,632		(732)

Tax effects relating to each component of other comprehensive income are as follows:

	9 months 2010			9 months 2009
(M€)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Currency translation adjustment	1,469		1,469	(859)		(859)
Available for sale financial assets	(48)	2	(46)	50	(10)	40
Cash flow hedge	(89)	29	(60)	63	(21)	42
Share of other comprehensive income of equity affiliates, net amount	275		275	51		51
Other	(6)		(6)	(6)		(6)

Total other comprehensive income	1,601	31	1,632	(701)	(31)	(732)

5)	Non-current financial debt

The Group issued bonds through its subsidiary Total Capital during the first nine months of 2010:

•	Bond 6.000% 2010-2015 (100 million AUD)

•	Bond 2.875% 2010-2015 (250 million USD)

•	Bond 6.000% 2010-2015 (100 million AUD)

•	Bond 3.000% 2010-2015 (1,250 million USD)

•	Bond 4.450% 2010-2020 (1,250 million USD)

•	Bond 6.000% 2010-2015 (100 million AUD)

•	Bond 5.750% 2010-2014 (150 million AUD)

•	Bond 2.500% 2010-2014 (150 million CAD)

•	Bond 4.750% 2010-2014 (100 million NZD)

•	Bond 3.125% 2010-2022 (500 million EUR)

•	Bond 2.250% 2010-2016 (1,000 million USD)

The Group reimbursed bonds during the first nine months of 2010:

•	Bond 3.750% 2004-2010 (500 million EUR)

•	Bond 3.750% 2006-2010 (100 million EUR)

•	Bond 3.750% 2006-2010 (50 million EUR)

•	Bond 3.750% 2006-2010 (50 million EUR)

•	Bond 2.375% 2003-2010 (300 million CHF)

•	Bond 2.375% 2004-2010 (200 million CHF)

•	Bond 2.375% 2007-2010 (100 million CHF)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6)	Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning the main transactions with related parties during the first nine months of 2010.

7)	Other risks and contingent liabilities

TOTAL is not currently aware of any event, litigation, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Antitrust investigations

1.

Following investigations into certain commercial practices in the chemicals industry in the United States, some subsidiaries of the Arkema(1) group have been involved in criminal investigations, closed as of today, and civil liability lawsuits in the United States for violations of antitrust laws. TOTAL S.A. has been named in certain of these suits as the parent company.

In Europe, the European Commission commenced investigations in 2000, 2003 and 2004 into alleged anti-competitive practices involving certain products sold by Arkema. In January 2005, under one of these investigations, the European Commission fined Arkema €13.5 million and jointly fined Arkema and Elf Aquitaine €45 million. The appeal from Arkema and Elf Aquitaine before the Court of First Instance of the European Union has been rejected on September 30, 2009. A recourse before the Court of Justice of the European Communities has been filed.

The Commission notified Arkema, TOTAL S.A. and Elf Aquitaine of complaints concerning two other product lines in January and August 2005, respectively. Arkema has cooperated with the authorities in these procedures and investigations. In May 2006, the European Commission fined Arkema €78.7 million and €219.1 million, as a result of, respectively, each of these two proceedings. Elf Aquitaine was held jointly and severally liable for, respectively, €65.1 million and €181.35 million of these fines while TOTAL S.A. was held jointly and severally liable, respectively, for €42 million and €140.4 million. TOTAL S.A., Arkema and Elf Aquitaine have appealed these decisions to the Court of First Instance of the European Union.

Arkema and Elf Aquitaine received a statement of objections from the European Commission in August 2007 concerning alleged anti-competitive practices related to another line of chemical products. As a result, in June 2008, Arkema and Elf Aquitaine have been jointly and severally fined in an amount of €22.7 million and individually in an amount of €20.43 million for Arkema and €15.89 million for Elf Aquitaine. The concerned companies appealed this decision to the relevant European court.

Arkema and Elf Aquitaine received a statement of objections from the European Commission in March 2009 concerning alleged anti-competitive practices related to another line of chemical products. The decision has been rendered by the Commission in November 2009. The companies have been jointly and severally fined in an amount of €11 million and individually in an amount of €9.92 million for Arkema and €7.71 million for Elf Aquitaine. The concerned companies appealed this decision to the relevant European Court.

(1)

Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A.. Arkema became an independent company after being spun-off from Total S.A. on May 12, 2006.

No facts have been alleged that would implicate TOTAL S.A. or Elf Aquitaine in the practices questioned in these proceedings, and the fines received are based solely on their status as parent companies.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema, as well as TOTAL S.A. and Elf Aquitaine.

2.

As part of the agreement relating to the spin-off of Arkema, TOTAL S.A. or certain other Group companies agreed to grant Arkema guarantees for certain risks related to antitrust proceedings arising from events prior to the spin-off.

These guarantees cover, for a period of ten years that began in 2006, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings.

The guarantee covering the risks related to anticompetition violations in Europe applies to amounts above a €176.5 million threshold.

If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, these guarantees will become void.

On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by these guarantees.

3.	The Group has recorded provisions amounting to €17 million in its consolidated financial statements as of September 30, 2010 to cover the risks mentioned above.

4.

Moreover, as a result of investigations started by the European Commission in October 2002 concerning certain Refining & Marketing subsidiaries of the Group, Total Nederland N.V. and TOTAL S.A. received a statement of objections in October 2004. These proceedings resulted, in September 2006, in Total Nederland N.V. being fined €20.25 million and in TOTAL S.A. as its parent company being held jointly responsible for €13.5 million of this amount, although no facts implicating TOTAL S.A. in the practices under investigation were alleged. TOTAL S.A. and Total Nederland N.V. have appealed this decision to the Court of First Instance of the European Union.

In addition, in May 2007, Total France and TOTAL S.A. received a statement of objections regarding alleged antitrust practices concerning another product line of the Refining & Marketing division. These proceedings resulted, in October 2008, in Total France being fined €128.2 million and in TOTAL S.A., as its parent company, being held jointly responsible although no facts implicating TOTAL S.A. in the practices under investigation were alleged. TOTAL S.A. and Total Raffinage Marketing (the new corporate name of Total France) have appealed this decision to the Court of First Instance of the European Union.

Furthermore, in July 2009, the French antitrust Authority sent to TotalGaz and Total Raffinage Marketing a statement of objections regarding alleged antitrust practices concerning another product line of the Refining & Marketing division.

5.

Given the discretionary powers granted to antitrust Authorities for determining fines, it is not currently possible to determine with certainty the ultimate outcome of these investigations and proceedings. TOTAL S.A. and Elf Aquitaine are contesting their liability and the method of determining these fines. Although it is not possible to predict the outcome of these proceedings, the Group believes that they will not have a material adverse effect on its financial situation or consolidated results.

Buncefield

On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot is operated by Hertfordshire Oil Storage Limited (HOSL), a company in which the British subsidiary of TOTAL holds 60% and another oil group holds 40%.

The explosion caused minor injuries to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. The civil procedure for claims, which had not yet been settled, took place between October and December 2008. The Court’s decision of March 20, 2009, declared the British subsidiary of TOTAL responsible for the accident and solely liable for indemnifying the victims. TOTAL’s British subsidiary has appealed this decision. The appeal trial took place in January 2010. The Court of Appeals, by a decision handed down on March 4, 2010, confirmed the prior judgment. The Supreme Court has partially authorized TOTAL’s British subsidiary to appeal this decision. The pleadings before Supreme Court are scheduled to take place in the first half 2011.

The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties. With respect to civil liability the provision recorded in the Group’s consolidated financial statements as of September 30, 2010 amounts to €222 million after payments already completed.

The Group believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.

On December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including the British subsidiary of TOTAL. By decision dated July 16, 2010, the judge fined TOTAL’s British subsidiary £3.6 million. The decision takes into account a number of elements that have mitigated the impact of the charges brought against the subsidiary. The TOTAL’s British subsidiary has decided not to appeal the judgment.

Erika

Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group companies, the Tribunal de grande instance of Paris convicted TOTAL S.A. of marine pollution pursuant to a judgment issued on January 16, 2008, finding that TOTAL S.A. was negligent in its vetting procedure for vessel selection. TOTAL S.A. was fined €375,000. The court also ordered compensation to be paid to the victims of pollution from the Erika up to an aggregate amount of €192 million, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.

TOTAL has appealed the verdict of January 16, 2008. In the meantime, it has nevertheless proposed to pay third parties who so requested definitive compensation as determined by the court. Forty-one third parties have received compensation payments, representing an aggregate amount of €171.5 million.

By decision dated March 30, 2010, the Court of Appeal upheld the lower court judgment pursuant to which TOTAL S.A. was convicted of marine pollution and fined the Company €375,000. TOTAL S.A. filed an appeal in the French Supreme Court (Cour de cassation) in this respect. The Erika’s inspection and classification firm, the ship’s owner and the ship’s manager were also convicted of marine pollution.

On the other hand, the Court of Appeal ruled that TOTAL S.A. bears no civil liability according to the applicable international conventions. An appeal in the French Supreme Court (Cour de Cassation) regarding this decision was filed by the third parties still in the procedure.

TOTAL S.A. considers, according to the information currently available to it, that this case will not have a material impact on the Group’s financial situation or consolidated results.

Jubail refinery : commitments

SAUDI ARAMCO TOTAL Refining and Petrochemical Company (SATORP), a company that is 62.5% owned by Saudi Aramco and 37.5% owned by TOTAL signed on June 24, 2010, the finance documents for $8.5 billion of senior project finance facilities that have been secured for the Jubail refinery.

As part of this project financing, TOTAL S.A. and some of its subsidiaries have granted a group of guarantees that have been specifically approved by TOTAL’s Board of Directors.

8)	Information by business segment

9 months 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	13,525	92,305	13,272	10	—	119,112
Intersegment sales	16,679	3,624	750	131	(21,184)	—
Excise taxes	—	(14,396)	—	—	—	(14,396)

Revenues from sales	30,204	81,533	14,022	141	(21,184)	104,716
Operating expenses	(13,380)	(79,083)	(12,861)	(461)	21,184	(84,601)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,881)	(959)	(393)	(28)	—	(5,261)

Operating income	12,943	1,491	768	(348)	—	14,854
Equity in income (loss) of affiliates and other items	893	256	166	581	—	1,896
Tax on net operating income	(7,381)	(441)	(220)	186	—	(7,856)

Net operating income	6,455	1,306	714	419	—	8,894
Net cost of net debt						(168)
Minority interests						(185)

Net income						8,541

9 months 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	514	16	—		530
Depreciation, depletion and amortization of tangible assets and mineral interests	(15)	—	(8)	—		(23)

Operating income (b)	(15)	514	8	—		507
Equity in income (loss) of affiliates and other items (c)	(61)	66	16	223		244
Tax on net operating income	234	(176)	3	(5)		56

Net operating income (b)	158	404	27	218		807
Net cost of net debt						—
Minority interests						2

Net income						809

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	564	32	—
On net operating income	—	443	20	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(81)

9 months 2010 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	13,525	92,305	13,272	10	—	119,112
Intersegment sales	16,679	3,624	750	131	(21,184)	—
Excise taxes	—	(14,396)	—	—	—	(14,396)

Revenues from sales	30,204	81,533	14,022	141	(21,184)	104,716
Operating expenses	(13,380)	(79,597)	(12,877)	(461)	21,184	(85,131)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,866)	(959)	(385)	(28)	—	(5,238)

Adjusted operating income	12,958	977	760	(348)	—	14,347
Equity in income (loss) of affiliates and other items	954	190	150	358	—	1,652
Tax on net operating income	(7,615)	(265)	(223)	191	—	(7,912)

Adjusted net operating income	6,297	902	687	201	—	8,087
Net cost of net debt						(168)
Minority interests						(187)

Adjusted net income						7,732

9 months 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	9,266	1,586	349	46		11,247
Total divestments	1,296	66	324	1,286		2,972
Cash flow from operating activities	11,665	2,396	602	443		15,106

9 months 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	11,192	73,095	10,794	18	—	95,099
Intersegment sales	11,498	2,569	517	115	(14,699)	—
Excise taxes	—	(14,241)	—	—	—	(14,241)

Revenues from sales	22,690	61,423	11,311	133	(14,699)	80,858
Operating expenses	(10,453)	(58,235)	(10,381)	(466)	14,699	(64,836)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,266)	(990)	(474)	(25)	—	(4,755)

Operating income	8,971	2,198	456	(358)	—	11,267
Equity in income (loss) of affiliates and other items	691	173	(102)	502	—	1,264
Tax on net operating income	(5,298)	(632)	(72)	197	—	(5,805)

Net operating income	4,364	1,739	282	341	—	6,726
Net cost of net debt						(204)
Minority interests						(140)

Net income						6,382

9 months 2009 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	1,245	319	—		1,564
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(62)	(46)	—		(108)

Operating income (b)	—	1,183	273	—		1,456
Equity in income (loss) of affiliates and other items (c)	(70)	44	(146)	(163)		(335)
Tax on net operating income	—	(390)	(45)	(1)		(436)

Net operating income (b)	(70)	837	82	(164)		685
Net cost of net debt						—
Minority interests						(6)

Net income						679

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	1,428	328	—
On net operating income	—	1,026	216	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(252)

9 months 2009 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	11,192	73,095	10,794	18	—	95,099
Intersegment sales	11,498	2,569	517	115	(14,699)	—
Excise taxes	—	(14,241)	—	—	—	(14,241)

Revenues from sales	22,690	61,423	11,311	133	(14,699)	80,858
Operating expenses	(10,453)	(59,480)	(10,700)	(466)	14,699	(66,400)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,266)	(928)	(428)	(25)	—	(4,647)

Adjusted operating income	8,971	1,015	183	(358)	—	9,811
Equity in income (loss) of affiliates and other items	761	129	44	665	—	1,599
Tax on net operating income	(5,298)	(242)	(27)	198	—	(5,369)

Adjusted net operating income	4,434	902	200	505	—	6,041
Net cost of net debt						(204)
Minority interests						(134)

Adjusted net income						5,703

9 months 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	7,426	1,927	406	66		9,825
Total divestments	321	85	27	1,704		2,137
Cash flow from operating activities	7,375	2,564	758	(226)		10,471

3rd quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,410	31,307	4,460	3	—	40,180
Intersegment sales	5,660	1,149	243	44	(7,096)	—
Excise taxes	—	(4,952)	—	—	—	(4,952)

Revenues from sales	10,070	27,504	4,703	47	(7,096)	35,228
Operating expenses	(4,562)	(27,002)	(4,308)	(143)	7,096	(28,919)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,333)	(336)	(127)	(9)	—	(1,805)

Operating income	4,175	166	268	(105)	—	4,504
Equity in income (loss) of affiliates and other items	595	101	43	149	—	888
Tax on net operating income	(2,386)	(27)	(82)	44	—	(2,451)

Net operating income	2,384	240	229	88	—	2,941
Net cost of net debt						(61)
Minority interests						(53)

Net income						2,827

3rd quarter 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	(71)	(33)	—		(104)
Depreciation, depletion and amortization of tangible assets and mineral interests	(15)	—	—	—		(15)

Operating income (b)	(15)	(71)	(33)	—		(119)
Equity in income (loss) of affiliates and other items (c)	85	25	(6)	139		243
Tax on net operating income	191	22	12	(3)		222

Net operating income (b)	261	(24)	(27)	136		346
Net cost of net debt						—
Minority interests						6

Net income						352

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect	—	(71)	(33)	—
On operating income	—	(24)	(30)	—
On net operating income	—	—	—	—
(c) Of which equity share of adjustments related to Sanofi-Aventis

3rd quarter 2010 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,410	31,307	4,460	3	—	40,180
Intersegment sales	5,660	1,149	243	44	(7,096)	—
Excise taxes	—	(4,952)	—	—	—	(4,952)

Revenues from sales	10,070	27,504	4,703	47	(7,096)	35,228
Operating expenses	(4,562)	(26,931)	(4,275)	(143)	7,096	(28,815)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,318)	(336)	(127)	(9)	—	(1,790)

Adjusted operating income	4,190	237	301	(105)	—	4,623
Equity in income (loss) of affiliates and other items	510	76	49	10	—	645
Tax on net operating income	(2,577)	(49)	(94)	47	—	(2,673)

Adjusted net operating income	2,123	264	256	(48)	—	2,595
Net cost of net debt						(61)
Minority interests						(59)

Adjusted net income						2,475

3rd quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	3,400	568	111	13		4,092
Total divestments	1,035	28	(10)	21		1,074
Cash flow from operating activities	2,831	900	215	958		4,904

3rd quarter 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	3,318	26,409	3,892	9	—	33,628
Intersegment sales	4,149	923	241	36	(5,349)	—
Excise taxes	—	(4,812)	—	—	—	(4,812)

Revenues from sales	7,467	22,520	4,133	45	(5,349)	28,816
Operating expenses	(3,086)	(21,982)	(3,746)	(113)	5,349	(23,578)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,145)	(307)	(139)	(8)	—	(1,599)

Operating income	3,236	231	248	(76)	—	3,639
Equity in income (loss) of affiliates and other items	119	46	19	166	—	350
Tax on net operating income	(1,885)	(51)	(73)	54	—	(1,955)

Net operating income	1,470	226	194	144	—	2,034
Net cost of net debt						(59)
Minority interests						(52)

Net income						1,923

3rd quarter 2009 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	148	60	—		208
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(3)	—		(3)

Operating income (b)	—	148	57	—		205
Equity in income (loss) of affiliates and other items (c)	(31)	(19)	(8)	(22)		(80)
Tax on net operating income	—	(49)	(16)	(1)		(66)

Net operating income (b)	(31)	80	33	(23)		59
Net cost of net debt						—
Minority interests						(5)

Net income						54

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	150	64	—
On net operating income	—	81	45	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(70)

3rd quarter 2009 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	3,318	26,409	3,892	9	—	33,628
Intersegment sales	4,149	923	241	36	(5,349)	—
Excise taxes	—	(4,812)	—	—	—	(4,812)

Revenues from sales	7,467	22,520	4,133	45	(5,349)	28,816
Operating expenses	(3,086)	(22,130)	(3,806)	(113)	5,349	(23,786)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,145)	(307)	(136)	(8)	—	(1,596)

Adjusted operating income	3,236	83	191	(76)	—	3,434
Equity in income (loss) of affiliates and other items	150	65	27	188	—	430
Tax on net operating income	(1,885)	(2)	(57)	55	—	(1,889)

Adjusted net operating income	1,501	146	161	167	—	1,975
Net cost of net debt						(59)
Minority interests						(47)

Adjusted net income						1,869

3rd quarter 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	2,512	607	112	25		3,256
Total divestments	87	23	13	684		807
Cash flow from operating activities	2,854	944	300	440		4,538

9)	Reconciliation between information by business segment and the consolidated statement of income

9 months 2010 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	119,112	—	119,112
Excise taxes	(14,396)	—	(14,396)
Revenues from sales	104,716	—	104,716

Purchases net of inventory variation	(70,144)	596	(69,548)
Other operating expenses	(14,320)	(66)	(14,386)
Exploration costs	(667)	—	(667)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,238)	(23)	(5,261)
Other income	303	511	814
Other expense	(208)	(179)	(387)

Financial interest on debt	(339)	—	(339)
Financial income from marketable securities & cash equivalents	88	—	88
Cost of net debt	(251)	—	(251)

Other financial income	324	—	324
Other financial expense	(293)	—	(293)

Equity in income (loss) of affiliates	1,526	(88)	1,438

Income taxes	(7,829)	56	(7,773)

Consolidated net income	7,919	807	8,726
Group share	7,732	809	8,541
Minority interests	187	(2)	185

9 months 2009 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	95,099	—	95,099
Excise taxes	(14,241)	—	(14,241)
Revenues from sales	80,858	—	80,858

Purchases net of inventory variation	(52,224)	1,756	(50,468)
Other operating expenses	(13,715)	(192)	(13,907)
Exploration costs	(461)	—	(461)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,647)	(108)	(4,755)
Other income	102	89	191
Other expense	(167)	(231)	(398)

Financial interest on debt	(419)	—	(419)
Financial income from marketable securities & cash equivalents	116	—	116
Cost of net debt	(303)	—	(303)

Other financial income	466	—	466
Other financial expense	(253)	—	(253)

Equity in income (loss) of affiliates	1,451	(193)	1,258
Income taxes	(5,270)	(436)	(5,706)

Consolidated net income	5,837	685	6,522
Group share	5,703	679	6,382
Minority interests	134	6	140

3rd quarter 2010 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	40,180	—	40,180
Excise taxes	(4,952)	—	(4,952)
Revenues from sales	35,228	—	35,228

Purchases net of inventory variation	(23,814)	(104)	(23,918)
Other operating expenses	(4,841)	—	(4,841)
Exploration costs	(160)	—	(160)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,790)	(15)	(1,805)
Other income	223	317	540
Other expense	(41)	(20)	(61)

Financial interest on debt	(126)	—	(126)
Financial income from marketable securities & cash equivalents	40	—	40
Cost of net debt	(86)	—	(86)

Other financial income	111	—	111
Other financial expense	(103)	—	(103)

Equity in income (loss) of affiliates	455	(54)	401

Income taxes	(2,648)	222	(2,426)

Consolidated net income	2,534	346	2,880
Group share	2,475	352	2,827
Minority interests	59	(6)	53

3rd quarter 2009 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	33,628	—	33,628
Excise taxes	(4,812)	—	(4,812)
Revenues from sales	28,816	—	28,816

Purchases net of inventory variation	(19,154)	214	(18,940)
Other operating expenses	(4,502)	(6)	(4,508)
Exploration costs	(130)	—	(130)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,596)	(3)	(1,599)
Other income	22	48	70
Other expense	(54)	(41)	(95)

Financial interest on debt	(108)	—	(108)
Financial income from marketable securities & cash equivalents	21	—	21
Cost of net debt	(87)	—	(87)

Other financial income	67	—	67
Other financial expense	(90)	—	(90)

Equity in income (loss) of affiliates	485	(87)	398

Income taxes	(1,861)	(66)	(1,927)

Consolidated net income	1,916	59	1,975
Group share	1,869	54	1,923
Minority interests	47	5	52

10)	Sales by segment

(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

1st quarter 2010
Non-Group sales	4,569	28,808	4,223	3	—	37,603
Intersegment sales	5,302	1,081	237	42	(6,662)	—
Excise taxes	—	(4,442)	—	—	—	(4,442)

Revenues from sales	9,871	25,447	4,460	45	(6,662)	33,161

2nd quarter 2010
Non-Group sales	4,546	32,190	4,589	4	—	41,329
Intersegment sales	5,717	1,394	270	45	(7,426)	—
Excise taxes	—	(5,002)	—	—	—	(5,002)

Revenues from sales	10,263	28,582	4,859	49	(7,426)	36,327

3rd quarter 2010
Non-Group sales	4,410	31,307	4,460	3	—	40,180
Intersegment sales	5,660	1,149	243	44	(7,096)	—
Excise taxes	—	(4,952)	—	—	—	(4,952)

Revenues from sales	10,070	27,504	4,703	47	(7,096)	35,228

9 months 2010
Non-Group sales	13,525	92,305	13,272	10	—	119,112
Intersegment sales	16,679	3,624	750	131	(21,184)	—
Excise taxes	—	(14,396)	—	—	—	(14,396)

Revenues from sales	30,204	81,533	14,022	141	(21,184)	104,716

1st quarter 2009
Non-Group sales	4,447	22,368	3,218	8	—	30,041
Intersegment sales	3,242	641	124	37	(4,044)	—
Excise taxes	—	(4,573)	—	—	—	(4,573)

Revenues from sales	7,689	18,436	3,342	45	(4,044)	25,468

2nd quarter 2009
Non-Group sales	3,427	24,318	3,684	1	—	31,430
Intersegment sales	4,107	1,005	152	42	(5,306)	—
Excise taxes	—	(4,856)	—	—	—	(4,856)

Revenues from sales	7,534	20,467	3,836	43	(5,306)	26,574

3rd quarter 2009
Non-Group sales	3,318	26,409	3,892	9	—	33,628
Intersegment sales	4,149	923	241	36	(5,349)	—
Excise taxes	—	(4,812)	—	—	—	(4,812)

Revenues from sales	7,467	22,520	4,133	45	(5,349)	28,816

9 months 2009
Non-Group sales	11,192	73,095	10,794	18	—	95,099
Intersegment sales	11,498	2,569	517	115	(14,699)	—
Excise taxes	—	(14,241)	—	—	—	(14,241)

Revenues from sales	22,690	61,423	11,311	133	(14,699)	80,858

11)	Post-closing events

Repurposing project for the Flanders refinery

On June 30, 2010, the Douai Court of Appeals ordered TOTAL to resume its refining activities at the Flanders refinery even though the procedure for the information and consultation of personnel representatives on the repurposing of the Flanders plant had been completed by June 24, 2010, and authorized TOTAL to proceed with the definitive shutdown of its refining operations at Dunkirk.

After having examined the paradoxical legal situation thus created, TOTAL decided to appeal the decision of the Douai Court of Appeals.

At the same time TOTAL asked the Nanterre Superior Court to rule that the procedure for the information and consultation of employee representatives complied with all applicable legal provisions. By decision dated October 22, 2010, the Superior Court held that the procedure for the information and consultation completed on June 24, 2010 complied with all applicable legal provisions and allowed the company to implement its repurposing project for the Flanders refinery. The Court also confirmed that the company does not have to resume its refining activities at the Flanders refinery.

At the current stage of procedures, no significant impact has been recorded in the Group’s consolidated financial statements for the first nine months of 2010.